UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,321,399(1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 13,321,399(1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,321,441(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock. Collectively, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

Amendment No. 16 to Schedule 13D

This Amendment No. 16 to Schedule 13D (this “Amendment”) amends, solely to the extent expressly set forth herein, the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”).

BBX Capital’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 3: Source and Amount of Funds or Other Consideration

The information set forth under Item 4 below with respect to the shares of BFC’s Class A Common Stock issued in exchange for the shares of BBX Capital’s Class A Common Stock received by BFC in the share exchanges described in this Amendment is incorporated into this Item 3 by reference.

Item 4: Purpose of Transaction

As previously disclosed, BFC entered into Share Exchange Agreements on September 4, 2015 with Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise (collectively, the “BBX Capital Executives”) as holders of restricted stock units (“BBX Capital RSUs”) of Class A Common Stock of BBX Capital. Pursuant to the Share Exchange Agreements, (a) each BBX Capital Executive granted BFC the option to acquire, simultaneously with the vesting of each BBX Capital RSU, some or all of the shares of BBX Capital’s Class A Common Stock which, absent the Share Exchange Agreement, would (after withholding) actually have been received by the BBX Capital Executive upon the vesting of the BBX Capital RSU and (b) BFC agreed to issue to the BBX Capital Executive shares of BFC’s Class A Common Stock or Class B Common Stock having an aggregate market value equal to the aggregate market value of the shares of BBX Capital’s Class A Common Stock acquired by BFC upon the option exercise. Pursuant to the Share Exchange Agreements, the market value of the shares of BFC’s Class A Common Stock and Class B Common Stock and of BBX Capital’s Class A Common Stock is the closing price of the applicable class of stock on the trading day immediately preceding the date of closing of the share exchange. BFC also previously disclosed that, on September 1, 2015, BFC’s Board of Directors, including all of the disinterested members of the Board, approved (a) the exercise in full of BFC’s options with respect to all of the BBX Capital RSUs held by the BBX Capital Executives which were scheduled to vest on September 30, 2015 and (b) the issuance of shares of BFC’s Class B Common Stock in exchange therefor. In connection the exercise of such options, on September 30, 2015, BFC issued a total of 1,218,476 shares of its Class B Common Stock to the BBX Capital Executives and received a total of 221,821 shares of BBX Capital’s Class A Common Stock in exchange therefor. The share exchanges were effected simultaneously with the vesting of the applicable BBX Capital RSUs on September 30, 2015 and were based on the closing prices of BFC’s Class B Common Stock and BBX Capital’s Class A Common Stock on September 29, 2015 of $2.88 per share and $15.82 per share, respectively. The following table sets forth the number of shares of the Company’s Class B Common Stock issued to each BBX Capital Executive and the number of shares of BBX Capital’s Class A Common Stock which the Company received in exchange therefor.

BBX Capital Executive	Number of Shares of the Company’s Class B Common Stock Issued to the BBX Capital Executive	Number of Shares of BBX Capital’s Class A Common Stock Received by the Company
Alan B. Levan	405,624	73,843
John E. Abdo	405,624	73,843
Jarett S. Levan	204,413	37,213
Seth M. Wise	202,815	36,922

Total	1,218,476	221,821

Item 5: Interest in Securities of the Issuer

BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of BBX Capital’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

	Class A Common Stock Ownership		Percent of Class A Common Stock(1)
BFC Financial Corporation(2)	13,321,441	(3)	81.3	%(4)
Alan B. Levan(2)(5)	13,340,045	(3)(6)	81.4	%(4)
John E. Abdo(2)	13,378,122	(3)	81.6	%(4)
Jarett S. Levan(5)	12,346		*
Seth M. Wise	12,043		*
William Nicholson	657		*
Raymond S. Lopez	10		*

*	Less than one percent.
(1)	Based on 16,199,145 shares of BBX Capital’s Class A Common Stock outstanding as of October 5, 2015 and, with respect to the ownership percentage of BFC, Alan B. Levan and John E. Abdo, the 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC as described in footnote 3 below.
(2)	BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 76% of the total voting power of BFC. As a result, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC may be deemed to be beneficially owned by each of Alan B. Levan and John E. Abdo and are reflected in the table above with respect to each of their beneficial holdings.
(3)	Includes: (a) 20 shares of BBX Capital’s Class A Common Stock held through Eden Services, Inc., a direct wholly-owned subsidiary of BFC; (b) 22 shares of BBX Capital’s Class A Common Stock held through ODI Program Partnership LLLP, the general partner of which is an indirect wholly-owned subsidiary of BFC; (c) the 221,821 shares of BBX Capital’s Class A Common Stock received by BFC in connection with the share exchanges effected on September 30, 2015, as described in Item 4 above, and (d) 195,045 shares of BBX Capital’s Class B Common Stock held directly by BFC which are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.
(4)	Each of BFC, Alan B. Levan and John E. Abdo may be deemed to beneficially own shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 90% of the total voting power of BBX Capital.
(5)	Alan B. Levan is the father of Jarett S. Levan.
(6)	In addition to the shares of BBX Capital’s Class A Common Stock and Class B Common Stock which Alan B. Levan may be deemed to beneficially own through BFC, Alan Levan’s beneficial holdings in BBX Capital’s Class A Common Stock also include 180 shares held by Levan Partners LLC.

Neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of BBX Capital’s Class A Common Stock during the past 60 days except for (i) the share exchanges effected on September 30, 2015 as described in Item 4 above and (ii) the following transactions:

•	On September 1, 2015, BBX Capital granted BBX Capital RSUs to Alan B. Levan, John E. Abdo, Jarett S. Levan, Seth M. Wise and Raymond S. Lopez covering 137,564 shares, 137,564 shares, 68,782 shares, 68,782 shares and 6,800 shares, respectively, of BBX Capital’s Class A Common Stock, in each case, under BBX Capital’s 2014 Stock Incentive Plan.

•	On September 30, 2015, Alan B. Levan, John E. Abdo, Jarett S. Levan and Seth M. Wise surrendered to BBX Capital 53,364 shares, 53,364 shares, 26,391 shares and 26,682 shares, respectively, of BBX Capital’s Class A Common Stock to satisfy BBX Capital’s tax withholding obligation relating to the vesting on September 30, 2015 of BBX Capital RSUs previously granted to them.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2015
Date

BFC Financial Corporation

/s/ Raymond S. Lopez
Signature

Raymond S. Lopez/Chief Financial Officer and Chief Accounting Officer

Name/Title